UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GDEV Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Ordinary Shares, No Par Value Per Ordinary Share

(Title of Class of Securities)

G6529J100

(CUSIP Number of Class of Securities)

Andrey Fadeev, Chief Executive Officer

GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

Telephone: +35722580040

(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
J. David Stewart

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Telephone: +44 (0)20 7710 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2023, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on January 10, 2024 (together, and including the respective exhibits filed therewith, the “Schedule TO”), by GDEV Inc., a British Virgin Islands business company (the “Company,” “we,” “us” or “our”), to purchase for cash a minimum of 15,000,000 GDEV ordinary shares, no par value per ordinary share (each, a “share”), up to a maximum of 20,000,000 shares, at a purchase price of $2.00 per share, net to the seller, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 19, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items that are amended are reported in this Amendment No. 2. Except as specifically provided herein, the information set forth in the Schedule TO (including Amendment No. 1 thereto), the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO (including Amendment No. 1 thereto) and in the Offer to Purchase or the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO (including Amendment No. 1 thereto), the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On January 19, 2024, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern Time, on January 18, 2024. A copy of such press release is filed as Exhibit (a)(5)(B) to this Amendment No. 2 and is incorporated by reference herein.”

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
(a)(1)(A)	Offer to Purchase, dated December 19, 2023.	SC TO-I	005-93469	(a)(1)(A)	December 19, 2023

(a)(1)(B)	Letter of Transmittal.	SC TO-I	005-93469	(a)(1)(B)	December 19, 2023

(a)(1)(C)	Notice of Guaranteed Delivery.	SC TO-I	005-93469	(a)(1)(C)	December 19, 2023

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 19, 2023.	SC TO-I	005-93469	(a)(1)(D)	December 19, 2023

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 19, 2023.	SC TO-I	005-93469	(a)(1)(E)	December 19, 2023

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press Release, dated December 19, 2023.	SC TO-I	005-93469	(a)(5)	December 19, 2023

(a)(5)(B)*	Press Release, dated January 19, 2024.

(b)	Not Applicable.

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
(d)(1)	Business Combination Agreement, dated as of January 31, 2021, as it may be amended, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4	333-257103	2.1	June 15, 2021

(d)(2)	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4/A	333-257103	2.2	July 28, 2021

(d)(3)	Amendment No. 2 to Business Combination Agreement, dated as of August 11, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	20-F	001-40758	4.3	August 27, 2021

(d)(4)	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021

(d)(5)	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021

(d)(6)	Assignment, Assumption and Amendment Agreement for Kismet's outstanding warrants.	20-F	001-40758	2.4	August 27, 2021

(d)(7)	A&R Forward Purchase Agreement, dated as of January 31, 2021, by and among Kismet Acquisition One Corp, Kismet Sponsor Limited, and the Issuer.	F-4	333-257103	10.1	June 15, 2021

(d)(8)	Form of Subscription Agreement.	F-4/A	333-257103	10.7	July 28, 2021

(d)(9)	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021

(d)(10)	Amendment to 2021 Employee Stock Option Plan.	S-8/A	333-261757	99.3	December 1, 2023

(d)(11)	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021

(d)(12)	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.	SC TO-I/A	005-93469	107	January 10, 2024

*	Filed herewith.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2024

GDEV Inc.

By:	/s/ Andrey Fadeev
Name: Andrey Fadeev
Title: Chief Executive Officer